SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

On September 30, Copel was the winner of the auction conducted by the Brazilian Electricity Regulatory Agency ANEEL at the São Paulo Stock Exchange for the concession of two construction lots that will reinforce the electric power transmission system in the State of Paraná and the Brazilian South Region.
These works are essential to guarantee the reliance of the energy supply for the West and North regions of the State of Paraná, reducing the probability of breakdown or supply limitation during contingency situations. Such works will also mean a substantial reinforcement of the consumer supply capacity, allowing the connection of new establishments, generating jobs, income and life quality to the people.

The two lots were auctioned separately. In one of them, Copel participated with Eletrosul, having a major stake (80%, against 20% from Eletrosul) and obatined the right to build the Cascavel Oeste/Foz do Iguaçu Norte transmission line, with an extension of 115 Km (230 thousand volts), including the construction of a new substation in Foz do Iguaçu, with a 150 MVA capacity.
The consortium leaded by Copel offered annual remuneration of R$ 11.06 million, representing a 0.59% discount from the maximum annual compensation allowed by Aneel (of R$11.13 million). The works should be ready within 20 months, maximum, starting from the Concession Agreement signature date, expected to take place at the end of this year. The investments required are estimated at R$ 55 million.

On the other auction lot, also with Eletrosul, but with a minor participation of 5%, Copel was part of a consortium to build a 525 thousand volts circuit integrating Ivaiporã and Londrina.
This new line, with an extension of 120 Km, will be essential to ensure full reliance on the supply for Londrina (the second largest city in the State of Paraná) and the nearby region, which are nowadays strongly depended on only one circuit of 525 thousand volts. In the future, with the construction already planed by Aneel of a new substation with the same voltage in the State of São Paulo, this transmission line will also reinforce the integration of the for South and Southeast submarkets electric system.
The investments are estimated at R$ 100 million and the works should be concluded within 18 months, maximum, from the signature of the Concession Agreement. For the concession, the consortium proposed an annual remuneration of R$ 14.37 million, a 27.5% discount in comparison to the maximum remuneration allowed by Aneel (R$ 19.8 million).
Besides Copel, Eletrosul (44%), Cymi Contról y Montajes Industriales (31%) and Santa Rita Engenharia (20%) are the participants of the Consortium.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.